AMEN PROPERTIES
                                  NASDAQ: AMEN


                                                 January 15, 2008


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D. C.  20549
Attn: Jorge Bonilla and Yolanda Crittendon

Re: Amen Properties, Inc., File No. 000-22847

Dear Mr. Bonilla and Ms. Crittendon,

The purpose of this letter is to answer the questions and respond to the comments you sent to Amen Properties, Inc. (the "Company") in your letter dated December 7, 2007.

Item 1
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Reference: Form 10K-SB, MD&A Item 6

Description: Clarify whether the financial statements accurately reflect executive compensation costs given the disclosure that the majority of Amen's officers have agreed to not take a salary.

Amen Properties Response:

For the fiscal year 2006, the Company's only uncompensated officers were Eric Oliver and Jon Morgan, who served, in a part-time capacity, as Chief Executive Officer and Chief Operating Officer, respectively. Mr. Oliver and Mr. Morgan are each involved in a large number of businesses and enterprises and do not maintain a detailed accounting of the amount of time they spend on each. For example, in addition to his involvement with the Company, Mr. Oliver is involved in the management of a hedge fund, a music royalties business, a petroleum exploration mapping company, and several non-profit boards. Mr. Morgan's time is similarly spread between several oil and gas-related businesses, real estate development and management, and non-profit boards. Given the number of businesses that Mr. Oliver and Mr. Morgan are involved in, the proportionate fair value of their time that would be directly attributable to the Company,


                             Amen Properties, Inc.
     P.O. Box 835451 o Richardson, Texas 75083 o Telephone: (972) 999-0494
                             www.amenproperties.com


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which is estimated to be 10% and 5% (revised as necessary), respectively, would not have a material impact on the Company's financial statements.

As discussed above, the Company believed it has materially and consistently complied with the provisions of SAB Topic 1:B and 5:T.

Item 2
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Reference: Form 10K-SB, Item 8A - Controls and Procedures

Description: The Company should revise its disclosure to state more unequivocally the conclusions of the CEO and CFO regarding the effectiveness of the Company's disclosure controls and procedures.

Amen Properties Response:

The Company will amend its Form 10Q-SB filings for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and will change the last sentence of the first paragraph of Item 3 from:

         "Therefore, the Company believes that its disclosure controls and procedures are sufficient to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, notwithstanding the deficiencies noted above."

To the following:

         "Therefore the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms."

Item 3
------

Reference: Form 10K-SB, Note B - Business Combinations

Description: Explain how the Company considered paragraph A14 of SFAS 141 and EITF 02-17 in accounting for the purchase of Priority Power Management, Ltd ("Priority"). Specifically, describe any intangible assets acquired as part of this transaction that were not recognized separately from goodwill.

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Amen Properties Response:

Statement 141 requires that an intangible asset be recognized apart from goodwill in the following situations:

     o The intangible asset arises from contractual or other legal rights, regardless of whether they are separable from the entity (the contractual-legal criterion)
     o The intangible asset is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged (regardless of whether there is an intent to do so) either individually or in combination with a related contract, asset or liability (the separability criterion).

Paragraph A14 of Statement 141 provides the following specific guidance regarding accounting for acquired intangible assets separately from goodwill:

     "The following are examples of intangible assets that meet the criteria for recognition as an asset apart from goodwill. The following illustrative list is not intended to be all-inclusive, thus, an acquired intangible asset might meet the recognition criteria of this Statement but not be included on that list. The determination of whether a specific acquired intangible asset meets the criteria in this Statement for recognition apart from goodwill shall be based on the facts and circumstances of each individual business combination.

             a.  Marketing-related intangible assets
                  (1) Trademarks, tradenames
                  (2) Service marks, collective marks, certification marks
                  (3) Trade dress (unique color, shape, or package design)
                  (4) Newspaper mastheads
                  (5) Internet domain names
                  (6) Noncompetition agreements
             b.  Customer-related intangible assets
                  (1) Customer lists
                  (2) Order or production backlog
                  (3) Customer contracts and related customer relationships
                  (4) Noncontractual customer relationships
             c.  Artistic-related intangible assets
                  (1) Plays, operas, ballets
                  (2) Books, magazines, newspapers, other literary works
                  (3) Musical works such as compositions, song lyrics,
             advertising jingles
                  (4) Pictures, photographs
                  (5) Video and audiovisual material, including motion pictures, music videos, television programs
             d.  Contract-based intangible assets

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                  (1) Licensing, royalty, standstill agreements
                  (2) Advertising, construction, management, service or supply contracts
                  (3) Lease agreements
                  (4) Construction permits
                  (5) Franchise agreements
                  (6) Operating and broadcast rights
                  (7) Use rights such as drilling, water, air, mineral, timber cutting, and route authorities
                  (8) Servicing contracts such as mortgage servicing contracts
                  (9) Employment contracts
             e.  Technology-based intangible assets
                  (1) Patented technology
                  (2) Computer software and mask works
                  (3) Unpatented technology
                  (4) Databases, including title plants
                  (5) Trade secrets, such as secret formulas, processes,
             recipes."

Statement 141 was considered in determining the proper accounting treatment for the assets acquired as part of the Priority purchase. In analyzing the assets acquired in this transaction, it was determined that the only intangible asset that could qualify for recognition apart from goodwill was Priority's customer relationships.

The following factors from EITF 02-17 were considered in evaluating the recognition of Priority's customer relationships separately from goodwill:

     o Paragraph A 20 states: "If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion. This Statement requires that those intangible assets be recognized as assets apart from goodwill even if confidentiality or other contractual terms prohibit the sale or transfer of the contract separately from the acquired entity."
     o However, Paragraph 6 states "The Task Force reached a consensus on Issue 1 that the contractual-legal and the separability criteria do not restrict the use of certain assumptions that would be used in estimating the fair value of an intangible asset. Assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset, must be considered in the estimate of its fair value regardless of whether they meet the contractual-legal criterion or the separability criterion.

The Company's decision not recognize Priority's customer relationships separately from goodwill was based on the Company's conclusion that, at date of acquisition, there was no significant future fair value attributable to Priority's customer relations as each customer contract may be cancelled upon 30-days notice.

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Item 4
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Clarify whether the Company continues to hold a 71% limited partnership interest in TCTB and how TCTB is being accounted for within the Company's financial statements subsequent to the sale.

Amen Properties Response:

The Company does continue to hold a 71% limited partnership interest in TCTB, and continues to consolidate TCTB into the Company's financial statements. However, TCTB has no significant remaining assets, liabilities or operations as substantially all of its assets have been distributed to the TCTB partners.

The Company's retained 18% interest in the distributed TCTB assets are accounted for as a joint venture investment using the equity method of accounting.

Item 5
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Given that TCTB continues to hold record title to the properties, explain the basis for recording an asset distribution to the partners of TCTB.

Amen Properties Response:

TCTB continued to hold record title to these properties purely as a convenience, rather than fractionalizing the title. An asset distribution was recorded since the LP itself no longer holds any beneficial title in the properties - all beneficial title is held by the partners. These TCTB assets were distributed to the TCTB partners based on their proportionate TCTB ownership interest.

Item 6
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: Please explain how the Company considered SFAS 66 in determining whether to recognize a gain on the sale of properties, given its retained interest and continuing involvement.

Amen Properties Response:

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This transaction was accounted for as a partial sale, for which guidance is provided in Paragraph 33 of SFAS 66:

       "A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if:
           a. The buyer is independent of the seller.
           b. Collection of the sales price is reasonably assured (paragraph 4).
           c. The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest."

The following factors were considered in determining whether the transaction qualified for gain recognition given the guidance of Paragraph 33 of SFAS 66:

     o    The buyers of the properties are independent of Amen.
     o    There was no financing - the sales price was paid in cash at closing.
     o Amen is not required to support the operations of the property or its related obligations to an extent greater than Amen's proportionate retained interest

All of the above conditions were met. The Company's continuing significant involvement in the sale of the TCTB assets relate only to the fact that the Company manages the properties, pursuant to a management agreement, for the benefits of the buyer and the other joint venture owners. The Company can be replaced as manager by a majority of the joint venture ownership interests, which the Company does not control.

Given these factors, we concluded that the transaction met all of the required criteria for full profit recognition.

Item 7
------

Reference: Form 10K-SB, Note C - Disposition of Assets

Description: In view of the Company's significant continued involvement in the joint venture to which it contributed its retained interest, explain how FIN 46(R) was considered in determining whether to consolidate the joint venture.

Amen Properties Response:

As discussed in Item 6, the Company's continuing involvement relates only to the management of the joint venture assets for the joint venture owners. The Company only owns an 18% interest and can be replaced as manager by a vote of the joint venture owners, which the Company does not control.

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FIN 46(R) specifies that an entity is subject to consolidation as a Variable
Interest Entity ("VIE") if any of the following conditions exist:

     a) The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:
               1. Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights
               2. Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities
               3. Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor
               4. Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
               5. Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.
     b) As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
               1. The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
               2. The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
               3. The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.
     c) The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns

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          related to all of that party's interests in the entity and not only to its equity investment at risk.

Management of the Company has concluded that FIN 46(R) does not apply for the following reasons:
     o The entity is a self-supporting real estate joint venture without the need for any additional subordinated financial support by any party;
     o Each joint venture owner has a significant equity investment in the related asset;
     o Profits and losses as shared proportionately by the joint venture owners based on their proportionate ownership interest;
     o Cash calls and/or joint venture borrowings are proportionately made or guaranteed; and
     o The Company has not guaranteed the indebtedness of any other joint venture or the joint venture borrowings.

Item 8
------

Reference: Form 10Q-SB for the quarter ended June 30, 2007, 906 certifications

Description: The Company's 906 certifications incorrectly refer to the Form 10Q-SB for the period ended March 31, 2007 rather than June 30, 2007.

Amen Properties Response:

The Company will revise the 906 certifications and amend its filing.


In responding to the Commission's comments, the Company also acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of disclosures in its filings.
     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the following.
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully this letter adequately addresses the Commissions questions and comments from its letter of December 7, 2007. Please advise if any additional information or actions are required from us.

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                                   Sincerely,
                                   /s/ Kris Oliver
                                   Kris Oliver
                                   CFO and Secretary
                                   Amen Properties, Inc.